

REPORT UNDER THE FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS ACT

For the fiscal year ended March 30, 2024

May 30, 2024

Report of Birks Group Inc. Pursuant to Canada's
Fighting Against Forced Labour and Child Labour in Supply Chains Act

About this Report

This report (the "Report") of Birks Group Inc. ("Birks" or the "Corporation") is made in accordance with section 11(1) of the *Fighting Against Forced Labour and Child Labour in Supply Chains Act* (the "Act") for the financial year ended March 30, 2024.

Unless otherwise indicated, the information in this Report is presented as at March 30, 2024, the last day of Birks' most recently completed fiscal year. All references to "Fiscal 2024" are to the Corporation's fiscal year ended March 30, 2024.

This Report contains forward-looking information and should be read in conjunction with the cautionary statement on forward-looking statements in the Corporation's Annual Report on Form 20-F available on EDGAR at www.edgar.com and on the Corporation's website at www.birks.com.

A. Birks' structure, activities and supply chains

Birks Group Inc. is incorporated under the *Canada Business Corporations Act* and its Class A voting shares are listed on the NYSE American. Birks is a leading designer of fine jewellery, and operator of retail stores selling jewellery, timepieces and gifts from its own Birks collections as well as from third party suppliers and brands. Birks operates approximately 20 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, and one retail location in Laval under the Breitling brand. Moreover, Birks distributes its Birks-branded fine jewellery collections through select jewellery retailers across North America, as well as in the European Union, the United Kingdom and North Africa. Birks was founded in 1879 and has become Canada's premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks' web site, www.birks.com.

As a luxury jeweller, most of Birks jewellery products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design.

Birks maintains some control over its product supply chain through internal design and sourcing of its jewelry products. During fiscal 2024, approximately 41% of its jewellery products acquired for sale were internally designed and sourced. Birks imports some of its finished jewellery and diamonds into Canada which are then distributed throughout its network for sale at its retail operations and at wholesale via its retail partners.

The balance of products is sourced from suppliers worldwide, enabling Birks to sell an assortment of third party branded fine quality merchandise often not available from other jewellers in its markets. The group of buyers at Birks procures distinctive high-quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Birks' loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewellery, and giftware.

B. The steps that Birks has taken during its previous financial year to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Birks Group or of goods imported into Canada by Birks

Birks is committed to take steps to ensure that its supply chain is free of forced labour and child labour. **As further described below, self-declaration by its suppliers and membership in the Responsible Jewelry Council provides Birks with visibility over its supply chain and confidence that the goods supplied to Birks are not the product of any forced labour or child labour.**

Membership in the Responsible Jewellery Council

Birks upholds high standards in quality and maintains a global sourcing program to obtain high-quality products from its suppliers around the world. To that end, Birks works with suppliers that are certified members of the Responsible Jewellery Council ("RJC"): https://www.responsiblejewellery.com/

RJC is the leading standards authority for the global watch and jewellery industry, working with members worldwide to create a sustainable supply chain. RJC aims to advance responsible ethical, social and environmental practices, which respect to human rights, throughout the diamond, coloured gemstones (rubies, sapphires and emeralds), gold, silver and/or platinum group metals, jewellery and watch supply chain, from mine to retail. **RJC members must adhere to the RJC Code of Practices (COP) which specifically prohibits its members from engaging in or supporting child labour and forced labour, as defined in the International Labour Organization Convention:** https://www.responsiblejewellery.com/wpcontent/uploads/RJC-COP-2019-V1.2-Standards-updated-130623.pdf

Birks is dedicated to sustainability and the importance of upholding responsible business practices and over 50% of Birks' supply chain partners are members of the Responsible Jewelry Council.

Supplier Declarations

Birks actively engaged with its supply chain partners who are not members of the RJC by requiring them to certify that the goods with which they supply to Birks are not the product of any forced labour or child labour.
Approximately 77% of Birks' supply chain partners that are not RJC members have confirmed their commitment in writing to preventing child and/or forced labour in their supply chain, or have certified in writing that the goods with which they supply to Birks are not the product of any forced labour or child labour.

Conflict Diamonds and Minerals

Birks supports the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict (https://www.kimberleyprocess.com/en/what-kp). As part of this initiative, and provided for in the Birks Merchandise Quality Manual, Birks requires its diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by Birks must include certification from the vendor that the diamonds and diamond-containing jewellery are conflict free. Through this process and other efforts Birks believes that the suppliers from whom it purchases diamonds exclude conflict diamonds from their inventories.

Moreover, Birks implements a Conflict Minerals Policy which provides for a consistent, company-wide process for compliance, including:

- Educating its employees and suppliers about certain "conflict minerals", namely gold and tungsten (collectively, "Conflict Minerals");
- Establishing a cross-functional management team including members of senior management and subject matter experts from relevant functions (such as supply chain, product development, merchandising, legal and finance) responsible for implementing Birks' Conflict Minerals compliance strategy; and
- Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

Finally, since 2014 Birks has filed annual disclosures to the U.S. Securities and Exchange Commission in which Birks has confirmed that it has no reason to believe that any Conflict Minerals necessary to the functionality or production of its products may have originated in the Democratic Republic of Congo or a country that shares an internationally recognized border with the Democratic Republic of Congo.

C. Birks' policies and due diligence processes in relation to forced labour and child labour

The aforementioned steps (supplier membership in the Responsible Jewelry Council, supplier declarations, and the Birks conflict diamond and minerals policies) are a demonstration of the policies and due diligence processes that Birks has implemented to prevent and reduce the risk of forced labour and child labour in its supply chain.

Furthermore, Birks embeds responsible business conduct into these policies and management systems, which are included in Birks' environmental, social and governance (ESG) initiatives.

Birks has implemented various other programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

- A responsible supply chain sourcing program through the screening of suppliers to ensure that they share Birks' commitment to human rights and ethical business conduct;
- An anonymous and confidential whistleblowing line hosted by a third-party for employees, officers and directors;
- Birks's Code of Conduct for directors, officers and employees.

The Board of Directors has oversight and accountability for Birks' ESG activities and performance, which includes ensuring that its supply chain is free of forced labour and child labour, with the support of management as part of its risk management activities.

D. Risks of forced labour or child labour in Birks' operations and supply chain

Birks conducts retail operations in Canada, where it believes the risk of forced labour or child labour is limited, and through its wholesale operations, it distributes Birks-branded jewellery in North America, the United Kingdom, the European Union, and in North Africa. Birks sources its inventory from a number of suppliers within and outside North America and is therefore subject to the risks of doing business in such jurisdictions.

Birks' retail and wholesale operations exist at the end of an international product supply chain, operated by many third parties with which Birks has no direct contact or dealings and identifying the risks for vendors further down the supply chain and over which Birks has less control is more complex. To the best of its knowledge, Birks has not identified any evidence of child labour or forced labour in its product supply chain and mitigates such risks by the implementation and enforcement of the aforementioned steps and initiatives.

As part of Birks' enterprise risk management framework, the committees of its Board of Directors receive regular reports from management on the principal risks and opportunities of Birks' business relating to the committee's oversight responsibilities. These matters are also discussed at the Board on a regular basis, including key areas which are material to its business from an ESG perspective.

Accordingly, ESG matters, which include ensuring that the Birks supply chain is free of forced labour and child labour, are considered by the Board in order to mitigate risks and maximize positive outcomes. Birks continues to identify and monitor relevant risks and compliance expectations through ongoing assessments.

E. Remediation of forced and child labour and loss of income

Based on Birks' assessment of its activities and supply chain there were no measures taken to remediate the loss of income to the most vulnerable families given that there was no use of forced labour or child labour identified in Birks' activities and supply chains.

F. Training provided to employees on forced labour and child labour

During the Fiscal 2024, training pertaining specifically to forced labour and child labour was not provided to employees. However, Birks mitigates the risks of forced labour and child labour in its supply chains by way of the implementation and enforcement of the aforementioned initiatives and policies.

G. Assessing the effectiveness of Birks' actions

Birks continues to work with its suppliers to measure the effectiveness of their actions to address forced labour and child labour.
Specifically, Birks has actively engaged with its supply chain partners by requiring them to certify that the goods with which they supply to Birks are not the product of any forced labour or child labour.

Attestation

This Report was approved by the Board of Directors of Birks Group Inc. for the financial year ended March 30, 2024, in accordance with subparagraph 11(4)(a) of the *Fighting Against Forced Labour and Child Labour in Supply Chains Act*.

In accordance with the requirements of the Act, and in particular section 11 thereof, I hereby attest, in my capacity as director of, and for and on behalf of the Board of Directors of Birks that: (i) I have reviewed the information contained in the Report for the entity listed above, and (ii)based on my knowledge, and after having exercised reasonable diligence, the information in this Report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I have the authority to bind Birks Group Inc.

/s/ Jean-Christophe Bédos

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Jean-Christophe Bédos
Director and President and CEO
May 30, 2024